CHOATE, HALL & STEWART LLP

July 25, 2006

BY EDGAR AND FACSIMILE: (202-772-9210)

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Barbara C. Jacobs, Assistant Director

RE:	Viisage Technology, Inc. Amendment No. 3 to the Registration Statement on Form S-4 Filed July 7, 2006 File No. 333-131843

Form 10-K for the Fiscal Year Ended December 31, 2005 Form 10-Q for the Quarter Ended March 31, 2006 Form 8-K filed March 2, 2006 Form 8-K filed May 15, 2006 Form 8-K filed July 18, 2006 File No. 0-21559

Identix Incorporated Form 10-K for the Year Ended June 30, 2005 Form 10-Q for the Quarterly Period Ended September 30, 2005 Form 10-Q for the Quarterly Period Ended December 31, 2005 Form 10-Q for the Quarterly Period Ended March 31, 2006 File No. 1-09641

Dear Ms. Jacobs:

On behalf of Viisage Technology, Inc. (“Viisage”) and Identix Incorporated (“Identix”), we are submitting this letter in response to your comment letter dated July 21, 2006 (the “Comment Letter”) with respect to Viisage’s Registration Statement on Form S-4 (the “Registration Statement”), to which Amendment No. 3 was filed on July 7, 2006, Viisage’s Form 10-K for the year ended December 31, 2005, Viisage’s Form 10-Q for the quarter ended March 31, 2006, Viisage’s Form 8-K filed March 2, 2006, Viisage’s Form 8-K filed May 15, 2006, Viisage’s Form 8-K filed July 18, 2006, Identix’ Form 10-K for the year ended June 30, 2005, Identix’ Form 10-Q for the quarterly period ended September 30, 2005, Identix’ Form 10-Q for the quarterly period ended December 31, 2005 and Identix’ 10-Q for the quarterly period ended March 31, 2006, all of which are referenced above. Filed herewith via EDGAR is Amendment

Securities and Exchange Commission

July 25, 2006

No. 4 to the Registration Statement (the “S-4/A”). Paper copies of this letter and marked copies of the S-4/A are being delivered by overnight mail to Rebekah Toton at the SEC.

The following sets forth Viisage’s and Identix’ responses to the comments included in the Comment Letter. For ease of reference, your comments are set forth below in bold, followed by Viisage’s and/or Identix’ responses. Page references included in the body of Viisage’s and/or Identix’ responses are to the S-4/A.

Form S-4/A

General

1.	We are in receipt of your revised application, dated July 18, 2006, for confidential treatment (Control No. 17054) of certain portions of exhibits 10.79 and 10.80 to the registration statement. Comments, if any, will follow shortly under separate cover.

Viisage understands that the Staff has decided to grant confidential treatment to certain portions of Exhibits 10.79 and 10.80 pursuant to Viisage’s revised application for confidential treatment of such exhibits.

Questions and Answers about the Merger and Special Meetings of Stockholders

Q:	How will the merger benefit Robert LaPenta . . .?, page VII

2.	Please refer to prior comment 2 from our letter dated June 20, 2006. We note the revised disclosure indicates that L-1 will receive a one-time fee of $2.5 million for professional services provided in connection with the SecuriMetrics acquisition and “other transactions.” Revise your disclosure in the prospectus, as appropriate, to fully describe the “other transactions” for which L-1 provided you professional services.

In accordance with your comment, Viisage and Identix have revised the Registration Statement on pages V, VII, 12, 31, 86, 113 and 218 to state that the one-time fee of $2.5 million is for professional services provided by L-1 in connection with the merger and the SecuriMetrics acquisition, of which $2.0 million will be allocated to the merger and $0.5 million will be allocated to the acquisition of SecuriMetrics. The nature of the services provided are also described in the relevant sections of the Registration Statement.

3.	We note your disclosure here and on pages 30 and 85 that Viisage has entered into a sublease with L-1. However, your disclosure on pages V and 218 and your response to prior comment 10 states that Viisage will enter into a sublease with L-1. Please reconcile. If the sublease has been executed, please file it as an exhibit to the registration statement.

In accordance with your comment, Viisage has revised the Registration Statement on pages VII, 31 and 87 to indicate that the sublease has not yet been executed.

Securities and Exchange Commission

July 25, 2006

Summary

4.	Revise your summary of the Merger Agreement to highlight the July 7th amendment to that agreement and the reasons for: increasing the size of the board of the combined company; increasing the number of directors appointed by Viisage to 9; and decreasing the number of directors appointed by Identix prior to the merger to 4.

In accordance with your comment, Viisage has revised the Registration Statement in the “The Merger” section of the summary on page 2 to highlight the merger agreement amendment and, among other things, to disclose the reasons for changing the initial board composition.

Recent Developments, page 7

5.	We note your disclosure on page 9 regarding the possible acquisition of a company in the biometrics sector. Please revise your disclosure to provide the material terms of your merger agreement with Iridian Technologies, Inc., as disclosed in your current report on Form 8-K filed July 18, 2006. Please also revise your prospectus to note the election of Admiral Loy to Viisage’s Board of Directors, as announced in the current report on Form 8-K dated July 10, 2006, and ensure that he is a signatory to the next amendment of this registration statement.

In accordance with your comment, Viisage has revised the Registration Statement in the recent development section on page 10 to provide the material terms of its merger agreement with Iridian Technologies, Inc. and to note the election of Admiral Loy to Viisage’s Board of Directors. In addition, on July 23, 2006, Viisage announced that Louis Freeh joined its Board of Directors. Accordingly, Viisage has revised the recent developments section to note his election. Viisage has also revised the Registration Statement to include Admiral Loy and Mr. Freeh as current directors and to add Admiral Loy and Mr. Freeh as signatories.

6.	Expand this section to disclose the departure of Viisage’s current CEO, Mr. Bailey, and CFO, Mr. Miller, once the merger is concluded. Since it appears that many members of the senior management of Viisage will be departing upon consummation of the merger, consider adding a risk factor disclosure on the impact this could have to both the integration of Viisage and Identix and on the ongoing operations of Viisage, if material.

In accordance with your comment, Viisage has revised the Registration Statement in the recent development section on page 10 to disclose the departure of Viisage’s current Chief Executive Officer, Mr. Bailey, and Chief Financial Officer, Mr. Miller, once the merger is concluded and has added risk factor disclosure on page 29.

Securities and Exchange Commission

July 25, 2006

Viisage Proposal No. 1 and Identix Proposal No. 1

Background of the Merger, page 57

7.	We note your disclosure added to amendments 2 and 3 regarding the engagement of Bear Stearns and the payment of $2.5 million to this advisor upon consummation of this merger pursuant to the engagement letter executed on March 31, 2006. It is unclear why such information is only now being included in the registration statement. Tell us the exact nature and extent of the advisory services provided by Bear Stearns. Tell us if any reports were provided to the board by Bear Stearns relating to the merger. If so, tell us why such report has not been filed as an exhibit to the registration statement or provided to the staff pursuant to prior comment 25 of our letter dated March 14, 2006. Please file all agreements with Bear Stearns as exhibits to the registration statement, as they appear to be material to this offering.

Viisage and Identix respectfully advise the Staff that the engagement of Bear Stearns as a financial advisor was disclosed in Section 4.16 of the merger agreement and in both Amendment No. 2 and Amendment No. 3 to the Registration Statement under the section “Background of the Merger.” In Amendment No. 3, the disclosure related to Bear Stearns was expanded to include information about the fact that Doni Fordyce is the wife of a partner of Bear Stearns (see, for example, page V). Viisage and Identix had included an estimate of the fee in the transaction costs in all versions of the S-4 filed. Bear Stearns provided financial advisory services to Viisage in connection with the merger. Those services included:

•	review and analysis of the business, financial condition and prospects of Viisage and Identix;

•	review and consideration from a financial point of view of the potential combination benefits and other implications of the merger;

•	review and consideration from a financial point of view of proposed merger structures and terms;

•	development and implementation of a strategy to effectuate the merger; and

•	structuring, analysis of financing alternatives for and negotiation of the proposed merger.

Bear Stearns did not provide any written reports to Viisage. A copy of the engagement letter with Bear Stearns is being filed as Exhibit 10.81 to the S-4/A.

Securities and Exchange Commission

July 25, 2006

Interests of Certain Viisage Persons in the Merger, page 84

Employment and change in control arrangements, page 87

8.	Please refer to prior comment 8 from our letter dated June 20, 2006. We note the extensive revisions to this section. Please revise to clarify if the options to purchase shares expected to be issued to Messrs. LaPenta, DePalma, Paresi, Molina, and

Moar and to Dr. Attick and Ms. Fordyce will be issued as the market price at the effective time of the merger, as you disclose will be the case to Mr. Lazzouni’s stock options.

In accordance with your comment, Viisage and Identix have revised the Registration Statement beginning on pages 88 and 218 to clarify that the options to purchase shares expected to be issued to Messrs. LaPenta, DePalma, Paresi, Molina and Moar and to Dr. Atick and Ms. Fordyce will be exercisable at a price equal to the average closing price per share of the common stock over the twenty trading days prior to the effective date of the merger.

Management’s Discussion and Analysis of Financial Condition and Results of Operations of Viisage, page 154

Results of Operations, page 166

9.	Please refer to prior comment 16 from our letter dated June 20, 2006. We note your response and the added sentence on page 178. However, we reissue our comment in full as your response does not appear to address the concerns of our prior comment. Revise to provide meaningful disclosure regarding pricing or volume changes impact on revenues and costs. Disclose whether your use of fixed term contracts limit your ability to implement pricing changes and the impact these sorts of contracts have had on your historical losses from operations. Revise to provide some clear disclosure to investors regarding changes in revenues attributable to increases in volume of services or products provided versus increases attributable to increased prices or margins.

In accordance with your comment, Viisage has revised the Registration Statement beginning on page 184 to provide meaningful disclosure regarding the impact of pricing and volume changes on revenues and costs.

Notes to Consolidated Financial Statements

Note 2. Summary of Significant Accounting Policies

Revenue Recognition, page F-13

10.	Your response to prior comment number 19 states, “[f]or contracts that do not have renewal rates, VSOE is determined by reference to Viisage’s price list that

Securities and Exchange Commission

July 25, 2006

management with the requisite authority has committed.” However, a price list, in and of itself, does not qualify as VSOE of fair value. Thus, in the absence of renewal rates, VSOE of fair value should be based on the actual amount charged to specific groups of customers when the element is sold separately. Therefore, please clarify whether your separate sales of PCS supports your conclusion that the list price is representative of VSOE of fair value. As part of your response, tell us whether the prices charged in separate PCS sales vary from customer to customer and if so, how you determined the separate prices are supportive of using the list price as VSOE of fair value.

As stated in our previous response, most of Viisage’s arrangements contain renewal rates which represent VSOE of fair value. Viisage agrees that a price list by itself does not qualify as VSOE of fair value; Viisage’s prior response did not adequately communicate its policies regarding the use of price lists. To clarify, price list rates are used when customer PCS purchasing decisions are made after the renewal period included in the original arrangements has expired. In this regard, there were 11 purchases of PCS-only by existing customers which occurred in 2005, of which six were PCS-only purchases at the rates specified in the price list by customers whose renewal rights had expired, and five were PCS-only purchases at renewal rates specified in the original contract by customers whose renewal rights were still in effect, which represented VSOE of fair value for the arrangements at the time the contracts were signed.

Accordingly, in the limited cases where renewal rates or prices are not specified in the initial contractual arrangements, Viisage has determined that VSOE of fair value exists based on the actual amount charged to other customers for PCS sold separately and involving similar obligations, and such rates are consistent with the price list. In 2005, there was one such case with a total transaction value of $115,000.

Part II

Exhibits 99.1 and 99.2

11.	Revise your Viisage and Identix form of proxy to indicate that the Agreement and Plan of Reorganization was amended on July 7, 2006.

In accordance with your comment, Viisage and Identix have revised their respective forms of proxy included as exhibits to the Registration Statement to indicate that the Agreement and Plan of Reorganization was amended on July 7, 2006.

Form 8-K filed March 2, 2006 and May 15, 2006

12.	We note your response to prior comment number 23 and have the following additional comments with respect to your use of non-GAAP financial measures:

Securities and Exchange Commission

July 25, 2006

•	Your response demonstrates why you believe your EBITDA non-GAAP financial measure is useful. However, the non-GAAP financial measure used in your May 15, 2006 Form 8-K is Adjusted EBITDA. Therefore, please demonstrate why you believe excluding the impact of stock based compensation expense is useful to investors.

•	We note your disclosure provides your non-GAAP financial results without a presentation of the most directly comparable measure calculated in accordance with GAAP. For example, in Exhibit 99.1 of your Form 8-K filed on May 15, 2006, you disclose Adjusted EBITDA guidance for the second half of fiscal year 2006 without presenting the most comparable GAAP measure. When disclosing such non-GAAP financial results, you must also present your comparable GAAP results pursuant to Item 10(e)(1)(i)(A) of Regulation S-K. In addition, we note you do not provide a reconciliation of your Adjusted EBITDA guidance to its most directly comparable financial measure prepared in accordance with GAAP. Please tell us your consideration of providing a reconciliation pursuant to Item 10(e)(1)(i)(B) of Regulation S-K.

•	Ensure your future uses of non-GAAP financial measures include all disclosures required by Question 8 of the Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures. In this respect, you are required to disclose the material limitations associated with use of the non-GAAP financial measure and the manner in which management compensates for these limitations.

Viisage believes that Adjusted EBITDA as used by Viisage, which excludes the impact of stock compensation expense, is a useful measure for investors for the same reasons that EBITDA is useful, as Viisage described in its prior response, as well as the following additional considerations:

•	Stock compensation expense is a non-cash charge that does not require the use of cash currently or in the future. Moreover, it does not represent an allocation of the cost of assets previously acquired for cash or other consideration, such as property plant and equipment or intangible assets.

•	Viisage believes that Adjusted EBITDA is gaining acceptance by investors and analysts as another measure of performance since the effective date of FAS 123(R) because Adjusted EBITDA is generally directly comparable to EBITDA as measured prior to the effective date of FAS 123(R). By using Adjusted EBITDA investors are able to assess trends in performance that would otherwise be distorted as a result of including stock compensation expense in the calculation of EBITDA after the effective date of FAS 123(R).

Securities and Exchange Commission

July 25, 2006

•	EBITDA is often used to value businesses, along with other measures such as revenues, EBIT, and discounted cash flows, and because it eliminates the impact of different capital structures it allows comparison of the relative performance and valuation of the underlining operations of entities with different capital structures. Adjusted EBITDA achieves the same objective by eliminating the impact of stock compensation expense.

•	Viisage has used EBITDA and will use Adjusted EBITDA as one of the valuation and performance indicators in evaluating the value of potential acquisitions. In addition, it expects to use Adjusted EBITDA as one of the indicators of the fair value of reporting units in assessment the impairment of goodwill pursuant to FAS 142.

•	Viisage expects that its future borrowing arrangements will contain covenants the compliance with which will be based on Adjusted EBITDA.

•	Viisage now uses Adjusted EBITDA as one of the measures of performance for its business units and management.

In addition, in future filings:

•	When Viisage provides EBITDA or Adjusted EBITDA related to forward looking information the company, Viisage will present a reconciliation of such measures to net income or loss, to the extent available without unreasonable effort in accordance with Item 10(e)(1)(i) of Regulation S-K.

•	Viisage will ensure that all future uses of EBITDA or Adjusted EBITDA will include the disclosures required by question 8 of the Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures, including the material limitation related to their use.

Viisage respectfully advises the Staff that it provides reconciliations of EBITDA and Adjusted EBITDA when those measures relate to historical results and Exhibit 99.1 included in the Form 8-K filed on May 15, 2006 contains such reconciliations for the historical periods presented. Viisage also advises the Staff that, with respect to Adjusted EBITDA for the second half of 2006, the measure is forward-looking information and the corresponding net income amount was not available without unreasonable effort. In that regard, Viisage considered that the Adjusted EBITDA presented was based on the assumed merger with Identix as of July 1, 2006 and the achievement of synergies and other actions to improve profitability related to the merger. Because the timing of the merger and the other actions to improve profitability was not known, related time costs could not be quantified; accordingly, a reliable projection of net income for the second half of the year was not available without unreasonable efforts. It should also be noted that because of these uncertainties, Viisage provided a range of possible outcomes rather than a single point estimate of Adjusted EBITDA.

Securities and Exchange Commission

July 25, 2006

Form 8-K filed on July 18, 2006

13.	We note your disclosure that the description of the Merger and Merger Agreement is qualified in its entirety by reference to the Merger Agreement. Please note that such disclaimer is not appropriate, as investors are entitled to rely upon the information provided in this report. Please confirm that you will refrain from including such disclaimers in future filings.

Viisage confirms that it will refrain from including such disclaimers in future filings.

14.	We note that on July 14, 2006 you signed a merger agreement to acquire all of the outstanding capital stock of Iridian Technologies, Inc. Please provide your significance analysis of the acquisition in accordance with Regulation S-X, Rule 3-05(b).

In 2005, Iridian reported revenues of $ 5.1 million, a net loss of $1.2 million and a shareholders’ deficit of $6.7 million, but the acquisition is significant at the 28% level based on the loss before income taxes. However, pursuant to Regulation S-X, Rule 3-05(b)(4), its presentation of Iridian’s historical financial statements and pro forma information are not included in the Registration Statement since the highest level of significance is at less than 50% and consummation of the acquisition has not occurred.

The following is the analysis of significance, comparing the latest annual financial statements of Iridian as of and for the year ended December 31, 2005 to the corresponding amounts of Viisage as of and for the same period:

Investment Test:
Purchase Price	$ 35.0 million
Viisage Assets	$ 294.1 million
Significance	11.9%

Asset Test:
Iridian Assets	$ 5.5 million
Viisage Assets	$ 294.1 million
Significance	1.9%

Income Test:
Iridian Loss before Income Taxes	$ 1.7 million
Viisage Loss before Income Taxes	$ 6.0 million
Significance	28.3%

*     *     *     *     *

Securities and Exchange Commission

July 25, 2006

Please direct any general questions or comments concerning this letter, and any requests for additional information to the undersigned at (617) 248-4020 or to Frederick P. Callori at (617) 248-5239.

Very truly yours,

/s/    CHARLES J. JOHNSON

Charles J. Johnson

CJJ:tmm

Chris White, Securities and Exchange Commission

Stephen Krikorian, Securities and Exchange Commission

Rebekah Toton, Securities and Exchange Commission

Elliot J. Mark, Esq.

Frederick P. Callori, Esq.